Entourage Mining Ltd.
A Mineral and Gemstone Exploration Company
Suite 614 – 475 Howe Street Vancouver BC V6C 2B3
OTCBB: ETGMF

Entourage Mining Issues Stock Options

VANCOUVER, Canada, January 20, 2006-Entourage Mining Ltd. (the “Company” or “Entourage”) wishes to announce that the Company has issued 3.5 million incentive stock options to officers, directors and employees at $0.40 USD. The options have an expiration date of February 2nd, 2009.

On behalf of the Board

Entourage Mining Ltd.

”Gregory F Kennedy”

Gregory F Kennedy
President

Telephone: 604-669-GEMS	Email: info@entouragemining.com	Facsimile: 604-669-4368